OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 28, 2015

VIA EDGAR

Ms. Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer SteelPath Panoramic Fund
File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

Thank you for your comments, provided via telephone conversation on October 22, 2015, with respect to Oppenheimer SteelPath Panoramic Fund (the “Fund”) regarding its amendment (the “Amendment”) to its registration statement on Form N-1A (the “Registration Statement”) filed on October 20, 2015. We have included your comments in italics below followed by our response.

1. Please confirm that a line item for acquired fund fees and expenses (“AFFE”) is not required to be included in the Annual Fund Operating Expenses table.

We confirm that an AFFE line item is not required. Our answer reflects the responses we provided in our previous response letters dated July 10, 2015 and August 7, 2015.

2. Please confirm whether the Manager can recoup waived amounts, and if so disclose the terms.

We confirm that the Manager does not currently intend to recoup waived amounts. If at some future point the Manager would seek to recoup such amounts, the prospectus would be amended accordingly.

3. In footnote number 2 to the fee table, please make clear that the expense waiver and/or reimbursement is in effect for at least one year and that only the Board of Trustees has the authority to withdraw or amend it prior to that time.

We believe the disclosure is clear. The footnote provides:

(i) that “[t]his waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of the Fund's prospectus” – we believe shareholders can easily calculate the one year period from the date that will be printed on the prospectus;

and

(ii) “unless approved by the Board” – we also believe that the phrase “unless approved by the Board” makes clear to shareholders that the board must approve any change or withdrawal of the waiver arrangement, and therefore that the Manager cannot unilaterally make such change or withdrawal.

Consequently, we believe no change is necessary.

4. In the introductory paragraph to the “Example,” disclose that the waiver is only taken into account for the first year expenses.

Instruction 4(a) to Item 3 of Form N-1A provides that an adjustment may be made in the Example figures to reflect any expense reimbursements or fee waivers that reduce fund operating expenses for no less than one year from the date of the Fund’s registration statement. The Instruction further directs that such adjustment be for “only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.”

As reflected in our response dated July 10, 2015, the Fund’s “Year 1” expenses have been adjusted to reflect waived amounts for that period only, as it is the period of time for which the waiver has been agreed by the Fund’s board and its Manager to remain in place. However, the Instruction contemplates instances where the Fund’s board and its Manager may agree to keep waivers in place for a period longer than a year, such as for three years (e.g., while the Fund is ramping up assets and scale). In such cases, the disclosure suggested by the SEC staff would be inappropriate. Furthermore, importantly, the Oppenheimer family of funds relies on a document management system that seeks to mitigate disclosure errors and inconsistency by applying common disclosure across funds where applicable and appropriate. Thus, we believe that shareholders are best served by the simplicity, clarity and uniformity that flow across all variations of waiver periods from the use of one, consistent introductory paragraph that both meets the N-1A requirements and gives shareholders the information they need to make investment decisions. For these reasons, we respectfully decline the suggested revision.

5. Please describe for the SEC Staff what the term “beneficiaries” means in the context used in the principal investment strategies.

Since it filed its third amendment on September 2, 2015, the Fund has gone to great lengths to amend its disclosure to describe what it means to be a beneficiary for purposes of the kinds of companies it will invest in. The Fund uses the term “beneficiary” in the manner that it is generally used in everyday parlance. In this regard, Webster’s New World College Dictionary (Fifth Edition, 2014) defines a “beneficiary as “anyone receiving benefit.” Likewise, the Fund’s use of the term “benefit” for purposes of its investment strategy is also defined there as “a) gain or advantage . . . b) a favorable or beneficial circumstance, condition or result [or a] FRINGE BENEFIT.”

The Fund’s disclosure adds context to these terms in light of its investment strategy by disclosing in its principal investment strategies section:

•	The Fund primarily invests in equity securities of energy companies and companies that are positioned to benefit directly or indirectly from activities related to the development of energy ("energy-related activities").

•	The Fund takes a panoramic (i.e., wide-reaching and comprehensive) view of the universe of investment opportunities to include both companies in the traditional energy value chain as well as companies that the Manager expects to benefit from energy-related activities.[1]

•	In describing specifically the kinds of companies the Manager expects to benefit from energy-related activities, the Fund:

o	Defines an “Energy Beneficiary” as those “[c]ompanies operating in the following areas . . . . chemicals and other materials manufacturers, engineering and construction, power generation, infrastructure and non-pipeline transportation and logistics companies, such as railroads and shipping, and other industrial companies;” and

o	Considers Energy Beneficiaries to be those companies not deemed to be traditionally operating directly in the energy value chain, but that engage in business operations and services, products, and relationships that support, interface with, or directly impact or are directly affected by the primary business activities of companies in the energy value chain or the energy sector; or companies that are otherwise believed by the Manager to be uniquely positioned to benefit from the changing dynamics, catalysts and opportunities resulting from the production, development and growth of energy, particularly in North America.[2]

The Fund believes the disclosure adequately describes for investors what a beneficiary is in the context of the Fund’s investment strategy.

6. Please describe the extent to which the fund can invest in fixed income securities.

Pursuant to the Staff’s request, we have added disclosure to reflect that the Fund can invest up to 25% of its assets in fixed income securities.

7. The Principal Investment Strategies section of the Prospectus indicates that the fund may purchase or sell derivatives, but that such strategy is not a principal investment strategy. Please consider removing the disclosure from the Principal Investment Strategies section.

Pursuant to the Staff’s request, we have deleted the disclosure.

8. Please define the term “macro-informed,” as the Staff believes that investors do not know what it means.

We have revised the sentence to read: “The Fund will utilize a fundamentals-focused, value-oriented investment approach to security selection and sub-sector allocation that is informed by macroeconomic factors.”

9. In the fundamental investment restrictions section of the SAI, please indicate that the Fund will concentrate in the group of industries that comprise the energy sector.

The Fund’s fundamental investment restrictions, including the restriction on concentration, have been approved by the Fund’s Board of Trustees, and are intended to be precisely consistent with the Manager’s four other funds in the Oppenheimer SteelPath energy fund lineup, Oppenheimer SteelPath MLP Select, Alpha, Alpha Plus, and Income funds. The fundamental investment restrictions of each of those funds were approved by the funds’ board of trustees and their shareholders via proxy.[3] The Fund is intended to be a direct complement to its four “sister” funds in the Oppenheimer product lineup for the energy asset class. A change to the Fund’s policy would require approval of the Fund’s board and shareholder, and absent board and shareholder approval of the other Oppenheimer SteelPath energy funds, would render the Fund’s policy inconsistent with the sister funds it is intended to complement. Furthermore, the Oppenheimer family of funds and certain of its funds’ boards and shareholders have adopted the same form of policy with respect to concentration in the relevant sector relating to the funds’ investment strategy.[4] Consequently, we respectfully decline to revise the policy.

*****

The Fund further acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards, Esq.
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Edward Gizzi, Esq.
Amy E. Shapiro, Esq.
Ropes & Gray LLP

[1] Earlier in the discussion, the Fund discloses that “[t]he energy value chain refers to the chain of activities related to the development, production, transportation, distribution, processing and refining of energy and is typically divided into upstream, midstream and downstream activities.”

[2] The disclosure further specifies the characteristics that allow the manager to deem such a company an Energy Beneficiary by providing that “[s]uch companies may include those that expect to benefit from the growing U.S. energy production and lower feedstock costs relative to global costs, or companies that enable the connectivity or production of energy supply and demand through technology, manufacturing or engineering solutions. The events or factors that influence such dynamics, catalysts and opportunities, and thereby impact a company's positioning to benefit from energy, can include shifts in market trends, imposition or removal of regulatory or structural constraints, supply/demand imbalances, changes in technology, price differentials, valuation, mergers, acquisitions and restructuring, as well as company-specific events.”

[3] DEF 14A, filed October 1, 2012.

[4] DEF 14A, filed April 11, 2013, with respect to Oppenheimer Gold & Special Minerals Fund and Oppenheimer Real Estate Fund.